LETTERHEAD OF SIERRA BANCORP

November 9, 2009

Jessica Livingston, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Bancorp

Form 10-K for Fiscal Year ended December 31, 2008

Form 10-Q for Period ended June 30, 2009

File No. 000-33063

Dear Ms. Livingston:

We are in receipt of your letter dated October 27, 2009, as a follow-up to our responses provided September 21, 2009, requesting further clarification and/or confirmation of our intentions with regard to executive compensation disclosures and our allowance for loan and lease losses. Our responses are presented in the boxes immediately below the applicable transcribed comment from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Executive Compensation

1.	We note your response to our prior comment no. 3. However, we do not agree that disclosure of net income targets, particularly after the end of the fiscal year, when your overall financial and operating performance has been disclosed, would likely result in competitive harm. We believe that in future years when executive officers receive bonuses based in material part on net income targets or other company-wide financial targets, such targets must be disclosed in appropriate filings. If, in the alternative, you decide in the future to revise your compensation policies to deemphasize the use of such targets in determining incentive compensation, please include appropriate disclosure explaining the business reasons for making such revisions.

Jessica Livingston, Esq.

Securities and Exchange Commission

November 9, 2009

We agree that in future years, when named executive officers receive incentive bonuses based on net income targets or other companywide financial targets, such targets will be disclosed in appropriate filings. Moreover, any material revisions to compensation policies will be disclosed, including a discussion of the business reasons for making such changes.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan and Lease Losses, page 27

2.	We note your response to prior comment 10 of our letter dated September 4, 2009. We are still unclear as to how you were able to determine that your allowance for loan losses at each period-end was appropriate given the significant amount of charge-offs ultimately realized. For example, describe the timing of the specific credit deterioration events that resulted in net charge-offs during 2008 in excess of the total allowance for loan losses as of December 31, 2007. In this regard, explain how you determined whether the amounts charged-off were properly reflected in the allowance for loan losses during the period in which the losses were incurred or determined to be inherent in your portfolio.

We understand the concern that our allowance for loan and lease losses (ALLL) was appropriate at each period end, in light of the level of charge-offs ultimately realized in subsequent periods. Please be assured that the Company’s allowance as of the dates in question represents our best estimate of specifically identified probable losses related to nonperforming loans as well as probable incurred losses in the remaining loan portfolio, based on information available to us at the time. We believe that our ALLL methodology is consistent with FASB’s guidance on loss contingencies and impaired loans, and with guidance outlined in the 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses. In estimating our ALLL, we consider any information that might become available before our financial statements are issued (or are available to be issued) that indicates that it is probable that an asset has been impaired.

The high level of charge-offs in 2008 relative to the allowance at the end of 2007 is due to unexpected and rapid credit deterioration in our market areas during 2008, which became particularly evident in the fourth quarter. This led to significantly lower property valuations, an increase in our level of impaired assets and their associated allowance for losses, and write-downs of confirmed losses on many loans. The timing of specific credit deterioration events leading to a high level of charge-offs in 2008 is detailed below.

Jessica Livingston, Esq.

Securities and Exchange Commission

November 9, 2009

At the end of 2007, our $12.3 million ALLL included specific reserves of $1.3 million against a total of $9 million in nonperforming loans, reserves of $1.6 million for other adversely classified assets that were still accruing interest, and $9.4 million in reserves for probable incurred losses inherent in all other loans. As noted, these levels reflect management’s best judgment of incurred losses based on information then available.

The subsequent high level of charge-offs in 2008 is the result of unanticipated precipitous declines in appraised values for acquisition and development properties in our market areas, which primarily occurred in the fourth quarter. For example, certain acreage in Bakersfield had an appraised value of $7.6 million at the time we extended a $3.9 million acquisition and development loan secured by the property in 2006. At the end of 2007, the loan was still fully performing with no indication of any credit issues, and was thus included in the pool of performing loans for estimation of probable incurred losses. After the application of historical loss rates, which were low at that point in time, and qualitative factors, general reserves were only around $20,000 for that loan at December 31, 2007. When the borrower defaulted on the note in the fourth quarter of 2008, we filed a notice of default and obtained an updated appraisal which showed that the value of the land net of expected disposition costs had declined to $1.8 million. Because we expected to acquire the property pursuant to foreclosure proceedings, we charged off the $2.1 million difference between the carrying value of the loan and the appraised value of the property, less expected costs of disposition. That write-down, plus charge-offs on a few other large real estate loans which were unimpaired as of the end of 2007 but experienced similar deterioration in the fourth quarter of 2008, totaled close to $7 million. Net charge-offs for all loan types totaled $9.8 million in the fourth quarter of 2008. For all of 2008, write-downs or charge-offs for $24 million in real estate loans that were performing as of December 31, 2007 but subsequently became impaired aggregated $9.4 million. Adding in a relatively high level of unsecured commercial and consumer loan charge-offs, which were also the result of continued economic deterioration, net charge-offs were $16.6 million for 2008 relative to net charge-offs of $2.6 million in 2007.

Our loan loss provision was $13.6 million in the fourth quarter of 2008, primarily for reserves on impaired and otherwise adversely classified loans. However, because of the high level of charge-offs, our ALLL of $15.1 million at the end of 2008 reflects an increase of only $2.8 million, or 23%, relative to the ALLL at the end of 2007. The ALLL at the end of 2008 includes $1.3 million in specific reserves for nonperforming loans, approximately the same as at the end of 2007, although specific reserves would have been $8.2 million if not for the write-downs taken on our December 31, 2008 balance of impaired real estate loans. Reserves on loans that were adversely classified but still accruing interest increased to $6.2 million at the end of 2008 from $1.6 million at the end of 2007, due to an increase in classified loans and higher historical loss ratios. The reserve for probable incurred losses inherent in all other loans was $7.6 million at December 31, 2008, a slight decline relative to the end of 2007 due to improvement in certain qualitative factors, including the following: We significantly tightened credit criteria for unsecured loans and lines and strengthened our credit administration department; with the charge-off of weaker credits, we assumed that our remaining portfolio consisted of financially stronger borrowers; and, the economy appeared poised to improve.

Jessica Livingston, Esq.

Securities and Exchange Commission

November 9, 2009

Through the end of the second quarter of 2009 we increased our ALLL to $16.4 million, having as its components reserves of $4.2 million for specifically identified losses on nonperforming loans, a $6.0 million reserve for other adversely classified assets, and a $6.1 million reserve for probable incurred losses inherent in all other loans. Specific reserves for impaired loans increased by $2.9 million relative to the end of 2008, due mainly to reserves related to the $17 million increase in nonperforming loans during the first half of 2009. We are continually monitoring deterioration in collateral values, and believe that changes in our ALLL are directionally consistent with changing collateral values.

3.	We note your response to prior comment 11 of our letter dated September 4, 2009. In the interest of transparency, please revise your future filings to disclose the pertinent information provided in your response.

We will disclose in future filings the pertinent information provided in our response to prior comment 11 of your letter dated September 4, 2009.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments, please feel free to contact us.

Sincerely,

/s/	James C. Holly
James C. Holly

President & Chief Executive Officer

(Principal Executive Officer)

jholly@bankofthesierra.com

/s/	Kenneth R. Taylor
Kenneth R. Taylor

Executive Vice President & Chief Financial Officer

(Principal Financial Officer & Chief Accounting Officer)

ktaylor@bankofthesierra.com